Brain Scientific Inc.

67-35 St., B520

 Brooklyn, N. Y.. 11232

July 17, 2020

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention:	Mr.

	Re:	Brain Scientific, Inc.
Registration Statement on Form S-1 (Amm. #3)
Filed July 16, 2020
File No. 333-236152

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Brain Scientific, Inc. Inc. (the “Company”) hereby respectfully requests acceleration of the effectiveness of the above-referenced Registration Statement as amended on July 16, 2020 so that such Registration Statement will become effective as of 4:00 p.m. Eastern Daylight Time, July 20, 2020, or as soon as practicable thereafter.

Very truly yours,

Brain Scientific, Inc.

By:	/s/ Boris Goldstein,
Boris Goldstein, Chairman and Principal Executive Officer